Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commision File No.: 1-01105

SBC Illinois, Government Relations
555 East Cook Street, 1E, Springfield, Illinois 62721
Phone:  (217) 789-5474      Fax:  (217) 789-5223

TO:  All Illinois State Representatives

NO. OF PAGES: 5

FAX NO: District offices

MESSAGE:

TELECOMMUNICATIONS

- NEWS UPDATE –

Week of March 28, 2005

The following are current news articles and information about emerging technologies, regulatory issues and other subjects impacting the telecommunications industry.

Please feel free to contact our office if you have any questions or concerns.  Thank you.

SBC Illinois Government Relations staff:

Eileen Mitchell

(312) 220-2377

(Chicago office)

(217) 789-8088

(Springfield office)

Steve Selcke	(312) 220-8717	(Chicago office)
	(217) 789-5040	(Springfield office)

Mike Lieteau	(312) 727-6105

Nancy Constantino	(217) 789-5390

Lisa Marquis	(217) 789-5474

Tuesday, February 22, 2005
EDITORIAL, Page A14

Telecom Shootout

The telephone mergers are now coming fast and furious, and if we knew how they’d all pan out we wouldn’t be writing editorials for a living. What we do know, however, is that the mergers signal the end of the Al Gore-Reed Hundt “managed competition” model for telecommunications. And that’s good news for consumers.

Verizon’s plans to buy MCI is the third big telecom merger in as many months, though it must still fend off a competing bid from Qwest. That deal comes fast on the heels of SBC Communications’s proposed purchase of AT&T, which would effectively kill off the stand-alone long-distance business that the marketplace would have discarded many moons ago if regulators had gotten out of the way.

Recall that shortly after the passage of the 1996 Telecom Act, SBC wanted to hook up with Ma Bell, only to be told by Mr. Hundt, Al Gore’s hand-picked head of the Federal Communications Commission at the time, that such a deal was “unthinkable.” Mr. Hundt knew that an SBC-AT&T pairing would have ended his grand vision of MCI and AT&T as Baby Bell competitors, efficiencies be damned.

The result of Mr. Hundt getting his way has been eight years of uncertainty and cross-subsidy nonsense in the telecom sector. Long after technology had eliminated any meaningful distinction between local and long-distance phone calls — let alone the need for separate companies to handle them — telecom regulation kept artificial barriers in place. So the Bells’ absorption of MCI and AT&T is a useful market corrective, come what may. With these regulatory artifacts no longer in the mix, we’ll have real companies with real networks competing on a more level playing field.

Antitrust paranoids will fret that large business customers could be hurt by the consolidation. But the national networks of MCI and AT&T aren’t duplicated by Verizon and SBC, making these combinations more vertical than horizontal. The number of business-grade networks isn’t reduced, and business customers would still have an array of choices.

Besides, the real competition today is between cable and phone companies. Both Verizon and SBC will have to compete with cable operators using inexpensive Internet-calling technologies. By next year, Comcast will be offering phone service to 40 million households. And now there’s talk of broadband service over powerlines.

Let’s hope the antitrust reviewers at Justice and the FCC keep in mind the rapid emergence of Internet telephony (VOIP) as an alternative for business customers, too, and the fact that other players like Global Crossing have built large-capacity lines able to serve the needs of big enterprises. Companies increasingly don’t want to outsource long-distance anymore. It’s unnecessary and expensive. Better to have one big fat pipe that allows you to manage your company’s telecommunications over its existing data network.

Likewise for the consumer market, where broadband and wireless competition has meant lower costs for better service bundles. Old business models are crumbling. The Bells have lost nearly 30 million traditional phone lines in the past five years alone as more and more cellular users move to better alternatives or even “cut the cord” altogether. As usual, young people are leading the trend. Some colleges no longer even provide phones in the dorms.

Also look for more developments in packaging wireless and wireline services. We wouldn’t be surprised to see a cable company buy one of the remaining national cellular networks and package cable service with wireless phone service — something talked about at least since the early 1990s.

The only potential barrier to this flurry of pro-consumer competition is the talk in Congress of reopening the nightmare of the 1996 Telecom Act. With so much ferment in the industry, tinkering with the law now might freeze everyone in place as companies wait for the politicians to act. Nevertheless, new Senate Commerce Committee Chairman Ted Stevens is calling for a major rewrite of the act to consider whether, among other things, Internet telephony should be regulated, contribute to the universal service fund that subsidizes rural customers, and be taxed by states. Those are three excellent ways to quell innovation and scare off investment capital.

On the regulatory front, meanwhile, President Bush’s pick to replace FCC Chairman Michael Powell has become even more important. Mr. Powell’s deregulatory initiatives — especially his efforts to roll back the network sharing rules — have helped lay the groundwork for the current spurt of creative consolidation. Mr. Hundt taught us how much havoc the wrong bureaucrat can wreak. Choose wisely, Mr. President.

February 28, 2005

The Shifting Telecom Landscape

With AT&T and MCI going, the Bells will compete with cable and tech companies

In the span of two quick weeks, longtime telecom icons AT&T (T) and MCI (MCIP) have toppled from the corporate scene. First, SBC Communications Inc. (SBC) announced on Jan. 31 that it would buy AT&T for $16 billion. Then, on Feb 14, Verizon Communications (VZ) said it would snap up MCI for $6.7 billion, persuading MCI’s board to reject a higher bid from Qwest Communications International (Q).

The swallowing of the stalwarts of long distance by their Bell rivals marks a historic shift as a long and bruising battle in telecom draws to a close. Since the 1996 Telecommunications Act, long-distance giants have been duking it out with Baby Bells over the residential phone market. Now the Bells have vanquished both Ma Bell — their former corporate parent — and former upstart MCI Inc.

But as that era fades, another is dawning. “This is the end of World War I — the Bells vs. AT&T and MCI,” says Scott C. Cleland, a telecom analyst at Precursor Group in Washington. “Now, World War II, among the phone, cable, and tech companies, is about to begin.”

Indeed, should the SBC-AT&T and Verizon-MCI takeovers go forward, they will be just the beginning of a massive transformation sweeping the telecom industry as the shift to digital technology gains speed. That’s rapidly eroding the barriers between phone companies, cable providers, and other tech companies. The Bells are moving from the residential phone market they’ve dominated into a new set of digital ventures in wireless, data, video, and corporate services. Phone calls delivered over wires are becoming a commodity service that is under assault from wireless calling, e-mail, and Internet phoning over cable operators’ wires. So the Bells have little choice but to seek fresh markets.

Verizon and SBC have already announced ambitious plans to offer TV service over superfast fiber networks in residential neighborhoods. Now the purchases of AT&T and MCI help them accelerate selling phone and data services to corporations — beyond their traditional consumer market. Selling to corporations, which are less likely to change providers than fickle consumers, is seen as a source of potential growth and a hedge against the high-stakes play for residential video and other services via fiber. As Verizon CEO Ivan G. Seidenberg told Wall Street analysts on Feb. 14: “If we don’t change, we’ll be caught repricing old products.”

REWRITING THE RULE BOOK

The phone giants’ efforts to break down the barriers among the voice, data, and video industries come at an opportune time for Washington policymakers. Outgoing Federal Communications Commission Chairman Michael K. Powell set the stage for the latest mergers by undercutting rules that would have helped AT&T and MCI challenge the Bells in local phone markets. Now, whoever succeeds Powell must tussle with the issues raised by the evolving competitive landscape. Meanwhile, new Senate Commerce Committee Chairman Ted Stevens (R-Alaska) plans to start a rewrite of the 1996 Telecom Act. “These deals represent a change in 20 years of market structure,” says former FCC Chairman Reed E. Hundt. Policymakers “will have to scratch their heads hard.” But the Bush Administration isn’t likely to block the mergers over antitrust or competitive concerns. And the large corporate customers being targeted by the new behemoths have the clout to negotiate favorable prices for themselves.

For the two super Bells, AT&T and MCI offer a fresh corporate customer base and a leg up for some of their consumer businesses. One example: The long-distance carriers’ extensive Web backbones can speed the Bells’ deployment of Internet TV. “By using AT&T’s network, SBC can offer TV more rapidly,” says AT&T CEO David W. Dorman. Perhaps more important, corporations are a largely untapped market for the Bells’ consumer-oriented wireless business. As offices adopt wireless phoning — a shift many see happening soon — Verizon and SBC can sell phones that double as mobile handsets for employees on the road and voice-over-Internet phones that worker bees at their desks can use over office Wi-Fi networks. “You’re going to see business and consumer overlap,” says MCI Chief Executive Michael D. Capellas.

Yet in each of their new endeavors, both Verizon and SBC will face experienced rivals with a big head start. The enterprise market is already teeming with the likes of IBM (IBM), Electronic Data Systems (EDS), Accenture (ACN), and other systems integrators. While those longtime corporate consultants may not have the

Bells’ wireless capabilities, they know how to sell corporate software applications over the Web — a fast-growing and highly profitable business that both MCI and AT&T are trying to crack. In the consumer market cable behemoths such as Comcast Cable (CMCSA) and Time Warner Cable (TWX) are already delivering the bundles of voice, data, and video services telecoms want to offer. “We have spent the past three years preparing for a major rollout of Internet Protocol phone service, and that doesn’t change by what other companies do,” says Comcast Cable COO Stephen B. Burke.

Clearly, the Bells have plenty of catching up to do. They’re still building the fiber networks over which their TV services will run and lack the programming expertise that is part of cable execs’ DNA. Verizon, which spent $1 billion to serve 1 million homes last year, plans to cover an additional 2 million homes this year. And SBC is spending $5 billion to reach 18 million homes in major markets within its 13-state territory by 2007. But compare that to the cable industry, which already has the ability to deliver TV, broadband, and phone service to 99 million households. Indeed, some smart money is getting behind cable. Over the past six months, Warren Buffett’s Berkshire Hathaway Inc. (BRK) has doubled its stake in Comcast, to 10 million shares, now valued at $328 million. And late last year, George Soros made an initial investment of $51 million in Time Warner, according to government filings.

While the phone giants will face stiff competition, regulators can’t rest easy. The recurring problem for policymakers is the lack of competition for the last-mile connection to homes. There the Bells and cable companies still typically are the only relatively affordable options consumers have for broadband connections. Chances are the two rivals will “settle into a cozy duopoly” to avoid price wars, says former FCC Chairman William E. Kennard, now a managing director at Carlyle Group, a private equity firm in Washington. Policymakers’ best hope for more price competition may come from startups such as wireless mogul Craig O. McCaw’s ClearWire Corp., which sells broadband at affordable rates in select markets via WiMax wireless technology.

TRAFFIC JAM

Competition in residential broadband will become even more vital as the telecoms and cable operators plan to sell more services on top of that basic fast Web link. Both want to move up the food chain to reap more revenues per subscriber, potentially putting them in conflict with others that need access to the same broadband pipes. Vonage Holdings Corp., for instance, is selling voice-over-Internet phone service over cable just as cable operators are entering that business, too. Regulators will need to provide safeguards so the phone and cable giants that control the broadband networks don’t discriminate against service providers that they compete with.

The takeovers of AT&T and MCI officially usher in the long-heralded Internet era. The old phone companies are artifacts, and the new telecoms will look more like their counterparts in cable and computers. As players realign themselves during this upheaval, Washington will need to remain on the lookout for signs of monopoly power. But for the most part, consumers and companies will increasingly have their pick of new services from a bunch of providers that are fighting hard to win their business.

By Catherine Yang in Washington, with Brian Grow in Atlanta, Steven Rosenbush in New York, and Roger O. Crockett in Chicago

Wednesday, February 23, 2005
MARKETPLACE, Page B1

Time Warner’s Phone Service Shows Cable’s Growing Clout

By Peter Grant

GLENN BRITT, chief executive of Time Warner Inc.’s cable-TV unit, surprised investors and analysts in late 2003 when he announced that his operation planned to roll out phone service using Internet technology in all 31 of its markets by the end of 2004.

Earlier moves by cable companies into phone service using traditional “circuit-switched” technology — the type used by most phone companies — have taken far longer. Cox Communications Inc., for example, launched phone service in 1997 over its cable lines yet today offers it in just 17 of its 26 markets.

“There was a certain skepticism,” recalls Mr. Britt.

But Time Warner Cable, the country’s second-largest cable operator, hit its target. While the rollout has involved a fair share of growing pains, the company now offers phone service in parts of 27 states from Hawaii to Maine. Time Warner has signed up more than 220,000 phone customers and is adding more than 11,000 each week.

The speed with which Time Warner moved with the new Internet technology underscores why traditional phone companies are rushing these days to add services such as TV — and to bulk up by merging. That’s because local-phone providers such as Verizon Communications Inc., which plans to buy MCI Inc., and SBC Communications Inc., which has a deal to buy AT&T Corp., are starting to face their most serious competitors yet for local service.

“Time Warner shows the severity of the threat that cable companies can pose to incumbent telephone providers,” says Kate Griffin, a senior analyst with Yankee Group, a technology consulting firm in Boston. She says cable providers were more cautious in rolling out older circuit-switched phone systems in part because of their cost. “But the margins are there for [Internet phone technology.] Once they decide to enter they’re going to come at it with full guns.”

Switching Over?

Cable companies phone subscribers in millions:

Comcast*	1.22
Cox**	1.20
Cablevision***	0.25
Time Warner*	0.22

* As of Dec. 31, 2004
** As of Sept. 30, 2004
*** As of Dec. 7, 2004

Source: the companies

One key reason is that Internet calling is simply a feature that rides on top of the broadband network the cable companies already have built to offer high-speed Internet service. The technology converts voice into computer data packets, which are then zipped along the network like an e-mail or photo.

While consumers notice little difference between traditional phone setups and Internet calling, to cable companies the new technology means the difference between taking months, rather than years, to complete a rollout. And the lower cost allows them to establish a new revenue stream for a relatively small investment.

That’s why other cable companies also are moving quickly. Comcast Corp., the country’s largest cable operator, announced last month that it plans to roll out Internet phone service and expects to offer it to all 40 million households its system reaches by the end of next year. (Comcast has offered circuit-switched phone service in some markets for several years.) Cox has begun to use the Internet technology as well when it introduces phone service in new regions. Nationwide, more than 80% of households should be able to get phone service from a cable company by the end of 2007, Yankee Group predicts.

But cable companies still face challenges. Phone companies are retaliating by breaking into the television business, initially through alliances with satellite-TV providers and eventually by laying fiber-optic networks over which TV, phone and high-speed Internet services can be transmitted.

The clash with the phone giants already has put pressure on cable companies’ bottom lines — and benefited consumers — by keeping a lid on prices. Time Warner Cable, for example, charges $39.95 a month for unlimited local and long-distance calling for customers who also take cable-TV and Internet service. But phone companies contend their packages of phone, TV and Internet service are actually cheaper, considering they charge less for Internet hookups than cable companies.

Cable also faces competition on other fronts in the residential phone business, including the growing practice of some consumers to ditch wired phone service in favor of cellphones, as well as from start-ups such as Vonage Holdings Corp. that also offer inexpensive Internet calling.

Just as problematic for cable companies are a wide range of operational and cultural hurdles. Time Warner executives say that providing basic dial tone was easy. The tough part was making sure the phone service never went down, as well as such mundane chores as billing and integrating the service into a culture that is geared around providing entertainment, not a lifeline service.

“We’ve seen the good, the bad and the ugly,” says Gerry Campbell, Time Warner Cable’s senior vice president in charge of phone service.

For example, one night last October, Michael Cullim, general manager of phone service at Time Warner Cable’s Syracuse, N.Y., system, was at home when he got word that the phone system had crashed. The call-switching software malfunctioned and a backup system didn’t kick in. Phones in the area were dead for four hours — an eternity in the telephone industry. But it happened late enough in the day that few customers seemed to notice, Mr. Cullim says. “If we had a video outage during `Oprah’ it would have been even more intense,” he adds.

Time Warner Cable has tried to minimize such glitches by hiring extensively from traditional phone companies. About 31 vice presidents at the company’s different systems “have the Bell pedigree,” Mr. Campbell says. “We’re taking that training and discipline and applying it to our service.”

These ex-phone company executives have pounced on reports of poor service quality that surfaced early in some systems. Judith Ducharme, of Falmouth, Maine, says that when her family first got Time Warner phone service more than a year ago the people she was talking to would often complain of poor sound quality. “But that very seldom happens now and it’s well worth the price,” she says.

But responding to service issues has required changing the culture of the cable guy. Charlene Keys, head of Time Warner Cable’s phone effort in Columbia, S.C., presented copies of “Newton’s Telecom Directory” to her senior executives so they could look up such phone-industry terms as “interconnection” and “quality of service.”

In Milwaukee, Robert Sheehan, head of that area’s Time Warner phone effort, dealt with the culture clash by training a special staff of technicians and sales people to take calls from customers and to do installations. Once they got it down, they taught others as the service expanded. Cable installers, for instance, had to learn how to use specialized meters, clamps and other equipment to work with copper phone wiring in homes. They were instructed that they could work on only half of some devices because the other half belongs to the local phone company.

Regulatory issues have been another challenge. Time Warner has yet to acknowledge that Internet phone service must abide by state and federal regulations imposed on traditional phone systems. But the company is playing it safe and adhering to the rules anyway. In the Kansas City area, the regulatory process took four months and postponed Time Warner’s phone launch because approvals had to be obtained by two states, Kansas and Missouri.

Another frustration has been the slow rate at which Time Warner offices have received access to phone numbers. In Milwaukee, the system had to hold back on TV advertising because it lacked access to sufficient phone numbers to roll out service over a wide area. Meantime, the area’s dominant phone company, SBC, ran newspaper ads reminding consumers of cable’s propensity for raising rates.

Time Warner’s phone service now is available in 85% of its Milwaukee service area. The cable system struck back with a local TV ad during the Super Bowl that lampooned many of the restrictions of phone-company pricing plans, comparing them with Time Warner’s $39.95 unlimited-service plan. Since then, the Milwaukee system has been adding 500 to 1,000 phone customers per week, Mr. Sheehan says, a 25% to 40% increase compared with last year.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.